As filed with the Securities and Exchange Commission on May 14, 2021

Registration No. 333-222231

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 52

to

Form S-11

For Registration Under the Securities Act of 1933

of Securities of Certain Real Estate Companies

NUVEEN GLOBAL CITIES REIT, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael J.L. Sales

Nuveen Global Cities REIT, Inc.

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-222231

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 52 to the Registration Statement on Form S-11 (No. 333-222231) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.

1.1	Second Amended and Restated Dealer Manager Agreement (filed as Exhibit 1.1 to the Registrant’s Post-Effective Amendment No. 38 to Form S-11 filed on May 15, 2020 and incorporated herein by reference).

1.2	Form of Participating Dealer Agreement (included as Exhibit A to Exhibit 1.1)

10.1	Independent Director Compensation Policy (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed on May 12, 2021, and incorporated herein by reference)

23.1	Consent of RERC, LLC

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on May 14, 2021.

Nuveen Global Cities REIT, Inc.

By:	/s/ James E. Sinople
James E. Sinople
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date
*	Chief Executive Officer and Chairman of the Board	May 14, 2021
Michael J.L. Sales	(Principal Executive Officer)

/s/ James E. Sinople	Chief Financial Officer and Treasurer	May 14, 2021
James E. Sinople	(Principal Financial Officer and Principal Accounting Officer)

*	Director	May 14, 2021
Michael A. Perry

*	Director	May 14, 2021
John L. MacCarthy

*	Director	May 14, 2021
Donna Brandin

*	Director	May 14, 2021
John R. Chandler

*	Director	May 14, 2021
Steven R. Hash

*	Director	May 14, 2021
Robert E. Parsons, Jr.

*By:	/s/ James E. Sinople	Attorney-in-Fact	May 14, 2021
James E. Sinople